Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Safeguard Scientifics, Inc.:
We consent to the use of our reports dated March 27, 2007, with respect to the consolidated balance sheets of Safeguard Scientifics, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference.
Our report refers to SFAS No. 123R, Share-Based Payment, which was adopted on January 1, 2006.
KPMG LLP
Philadelphia, Pennsylvania
August 3, 2007